UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER
SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12833

TXU Corp. and
NYSE Arca, Inc. (formerly the Pacific Exchange, Inc.)
(Exact name of Issuer as specified in its charter, and
name of Exchange where security is listed and/or registered)

1601 Bryan Street
Dallas, TX 75201-3411
(214) 812-4600
(Address, including zip code, and telephone number,
including area code, of Issuer’s principal executive offices)

Common Stock, no par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[   ] 17 CFR 240.12d2-2(a)(1)

[   ] 17 CFR 240.12d2-2(a)(2)

[   ] 17 CFR 240.12d2-2(a)(3)

[   ] 17 CFR 240.12d2-2(a)(4)

[   ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. (1)

[x] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Explanatory Note: Original Form 25 that was filed on January 9, 2007 is being re-filed solely to include the conformed signature of the signing officer set forth below.

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, TXU Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: January 9, 2007

By:	/s/ Kim Rucker
Name:	Kim Rucker
Title:	Senior Vice President, Corporate Secretary & Chief Governance Officer